

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 23, 2018

Norman George
Chief Executive Officer, President, Director
SW Innovative Holdings, Inc.
6666 Harwin, Suite 664
Houston, TX 77036

      Re: SW Innovative Holdings, Inc.
         Offering Statement on Form 1-A
         Filed February 9, 2018
         File No. 024-10801

Dear Mr. George:

      We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Offering Statement on Form 1-A

Plan of Distribution, page 14

1.   Please revise your disclosure to clarify the minimum number of shares that must be sold prior to the Company having access to the proceeds. It is unclear whether the minimum number of shares is twenty-five million or one hundred million.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 25

2.   Revise to include a discussion and analysis of the Company's financial condition and results of operations for the applicable periods. Refer to Part II, Item 9 of Form 1-A.

Securities Being Offered, page 28

3.   You state in Item 14 of Part II that "the Securities to be offered with this proposed offering shall be initially offered by the Company, mainly by Messers, George and Michel, each Executive Officers of the Company." Clarify whether securities are being offered by any selling shareholders, or alternatively, revise this statement to reflect that only the Company is offering shares of common stock.

General

4.   We note your disclosure that you intend to engage a broker-dealer in connection with this offering. You also disclose that you have not made any arrangements to place funds raised through the offering in an escrow account. Please explain to us how you plan to comply with Rule 15c2-4.

5.   Revise to include the signatures required by Part III of Form 1-A.

6.   We note your disclosure in Item 6 of Part I that you have not issued or sold unregistered securities within the past year. However, your Form 1-Z filed January 9, 2018 indicates that you have recently sold securities pursuant to your offering statement qualified December 28, 2016. Revise the Part I information as appropriate and include disclosure in the offering circular about your prior financing activities.

7.   We note that, in response to the question whether you intend to offer your securities on a delayed or continuous basis under Rule 251(d)(3), you have indicated "no." However, in the offering circular, you indicate that the offering could last up to one year. Please revise to indicate that this will be an offering made on a continuous basis.

8.   Part III to Form 1-A requires that you file certain documents as exhibits to the offering statement and present an exhibit index. Please file these documents, including any escrow agreement, prior to qualification. Refer to Part III, Items 16 and 17 of Form 1-A.

        We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Joshua Shainess, Attorney-Adviser, at (202) 551-7951 or Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257 with any questions.

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